

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2014

Via E-mail
Daniel M. Chait
President and Director
World Omni Auto Leasing LLC
190 Jim Moran Boulevard
Deerfield Beach, FL 33442

> **Re: World Omni Automobile Lease Securitization Trust 2012-A**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 27, 2014**
> **File No. 333-178682-02**

Dear Mr. Chait:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Body of Form 10-K
Item 15

1. We note that the agreements you list in Exhibits 10.6 and 10.7 are incorporated by reference to documents filed as exhibits to the Registrant's Current Report on Form 8-K filed April 18, 2011. Please revise to include the exhibit numbers where these agreements can be found in the referenced Form 8-K. See Item 10(d) of Regulation S-K.

2. To assist investors in locating the documents incorporated by reference, please revise to provide the file numbers of such documents. We note, as an example, that the Registrant's Current Report on Form 8-K filed on April 18, 2011, does not include a file number. Please confirm that, in future filings for this and any other transactions for which you act as depositor, you will provide the file numbers of the documents that you incorporate by reference.

Daniel M. Chait
World Omni Auto Leasing LLC
December 18, 2014
Page 2

<u>Exhibit 34.1</u>
<u>Report of Independent Registered Certified Public Accounting Firm</u>

3. The report provided by PricewaterhouseCoopers LLC states that Item 1122(d)(2)(iii) was identified by World Omni Financial Corp. ("WOFC") as an inapplicable servicing criterion. The Report on Assessment of Compliance with Applicable Servicing Criteria provided by WOFC as Exhibit 33.1 to this Form 10-K, however, lists Item 1122(d)(2)(iii) as an applicable servicing criterion performed directly by WOFC. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kayla Florio at (202) 551-3490 or me at (202) 551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel

cc: Peter Sheptak, JM Family Enterprises
        Eric Gebhard, JM Family Enterprises